Exhibit 99.3

SIGMA LITHIUM CORPORATION

(FORMELY SIGMA LITHIUM RESOURCES
CORPORATION)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020 (EXPRESSED IN CANADIAN DOLLARS)

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sigma Lithium Corporation (formerly Sigma Lithium Resources Corporation)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sigma Lithium Corporation (formerly Sigma Lithium Resources Corporation) (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021,and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2018.

Toronto, Canada

April 1, 2022

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sigma Lithium Corporation (formerly Sigma Lithium Resources Corporation) (the “Company”) are the responsibility of management and have been approved by the Company’s Board of Directors (the “Board”).

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and the majority of its members are independent directors. The Audit Committee meets at least four times a year with management, and with the external auditors at least for the year-end audit, to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the consolidated financial statements and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements have been audited by KPMG LLP. KPMG LLP has full and free access to the Audit Committee.

“Calvyn Gardner”	“Ana Cabral-Gardner”
Co-Chairperson and Co-Chief Executive Officer	Co-Chairperson and Co-Chief Executive Officer

“Felipe Peres”

Chief Financial Officer

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

December 31,	2021	2020
ASSET
Current assets
Cash (note 4)	$154,305,044	$13,543,024
Prepaid expenses and other assets (note 5)	809,399	503,420
Total current assets	155,114,443	14,046,444

Non-current assets
Prepaid expenses and other assets (note 5)	92,193	111,098
Exploration and evaluation assets (note 7)	7,883,512	18,354,148
Property and equipment (note 6)	30,689,166	686,308
Total assets	$193,779,314	$33,197,998

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts Payable	3,554,347	1,953,633
Revolving credit facility (note 8)	—	2,683,880
Payroll and other taxes	438,909	267,666
Note payable (note 10)	270,125	1,941,349
Lease liability (note 11)	27,571	9,082
Other liabilities	39,485	72,127
Total current liabilities	4,330,437	6,927,737

Non-Current Liabilities
Deferred revenue (note 9)	4,007,100	4,007,100
Note payable (note 10)	—	262,696
Lease liability (notes 11)	216,821	243,117
Asset retirement obligation (note 13)	161,914	—
Total Non-Current liabilities	4,385,835	4,512,913

Total liabilities	$8,716,272	$11,440,650

Shareholders’ equity
Share capital (note 14)	224,819,592	53,910,946
Contributed surplus	30,881,425	3,930,885
Accumulated other comprehensive loss	(3,519,185)	(2,858,091)
Accumulated deficit	(67,118,790)	(33,226,392)
Total shareholders’ equity	185,063,042	21,757,348
Total liabilities and shareholders’ equity	$193,779,314	$33,197,998

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Basis of preparation (note 2)

Related parties (notes 5, 10, 11, and 12)

Subsequent Events (note 23)

Approved on behalf of the Board:

(Signed) “Calvyn Gardner”	, Director

(Signed) “Ana Cabral Gardner”	, Director

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

Year ended December 31,	2021	2020
Operating expenses
General and administrative expenses (note 19)	$5,600,679	$1,221,905
Stock-based compensation (note 20)	26,388,515	344,971
Fair value adjustment on restructuring of note payable (note 10)	—	(29,052)
Accretion and interest on notes payable (note 10)	54,655	266,308
Interest expense on credit revolver and suppliers	145,140	144,562
Foreign exchange loss (gain) loss	1,645,796	(459,650)
Depreciation	57,613	59,147
Net loss for the period	(33,892,398)	(1,548,191)
Other comprehensive loss
Amounts that may be reclassified subsequently to profit and loss
Cumulative translation adjustment	(661,094)	(2,644,973)
Net loss and comprehensive loss for the period	$(34,553,492)	(4,193,164)

Loss per common share
Equity holders of the Company
Basic and diluted net loss per common share (note 15)	$(0.39)	$(0.02)
Weighted average number of common shares outstanding - basic and diluted	86,586,505	72,222,861

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Year ended December 31,	2021	2020
Operating activities
Net loss for the period	$(33,892,398)	$(1,548,191)
Adjustments for:
Depreciation	57,613	59,147
Stock-based compensation	26,388,515	344,971
Accretion on notes payable (note 10)	54,655	266,308
Interest expense on credit revolver and suppliers (note 8)	145,140	144,562
Fair value adjustment on restructuring notes payable (note 10)	—	(29,052)
Unrealized foreign exchange gain on notes payable (note 10)	(112,997)	(890,992)
Foreign exchange loss on other assets and liabilities	1,645,796	234,681
Provision	—	(9,465)
Changes in non-cash working capital items:
Receivables and other assets	(287,074)	(137,804)
Amounts payable and other liabilities	1,568,072	(811,619)
Other taxes	171,243	(41,314)
Net cash used in operating activities	(4,261,435)	(2,418,768)
Investing activities
Addition to exploration and evaluation assets	(9,706,901)	(1,350,812)
Purchase of property and equipment	(8,893,858)	(1,848)
Net cash used in investing activities	(18,600,759)	(1,352,660)
Financing activities
Proceeds from warrants exercised (note 16)	132,000	—
Repayment of note payable (note 10)	(1,875,578)	(1,025,952)
Lease payments (note 11)	(32,893)	(35,231)
Revolving credit facility (note 8)	(2,755,906)	2,281,983
Issuance of common shares (note 14)	169,685,930	16,396,234
Net cash provided by financing activities	165,153,553	17,617,034
Effect of exchange rate changes on cash held in foreign currency	(1,529,339)	(406,222)
Net increase in cash	140,762,020	13,439,384
Cash, beginning of period	13,543,024	103,640
Cash, end of period	$154,305,044	$13,543,024

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

				Accumulated
	Number of			other
	common		Contributed	comprehensive
	shares	Share capital	Surplus	loss	Deficit	Total
Balance, December 31, 2019	68,878,891	$36,190,313	$4,440,281	$(213,118)	$(31,678,201)	$8,739,275

Private placement (note 14)	8,285,200	17,813,180	—	—	—	17,813,180
Share issue costs (note 14)	—	(1,416,946)	—	—	—	(1,416,946)
Exercise of RSUs (note 20)	618,666	1,324,399	(1,324,399)	—	—	—
Stock-based compensation (notes 20 and 21)	—	—	815,003	—	—	815,003
Net loss for the period	—	—	—	—	(1,548,191)	(1,548,191)
Other comprehensive loss for the period	—	—	—	(2,644,973)	—	(2,644,973)
Balance, December 31, 2020	77,782,757	$53,910,946	$3,930,885	$(2,858,091)	$(33,226,392)	$21,757,348

Private placement (note 14)	21,179,592	178,701,110	—	—	—	178,701,110
Share issue costs (note 14)	—	(9,015,180)	—	—	—	(9,015,180)
Agent warrants issued (note 16)	—	(873,121)	873,121	—	—	—
Exercise of RSUs (note 20)	385,000	1,917,300	(1,917,300)	—	—	—
Proceeds from warrants exercised (note 16)	30,000	178,537	(46,537)	—	—	132,000
Stock-based compensation (notes 20 and 21)	—	—	28,041,256	—	—	28,041,256
Net loss for the period	—	—	—	—	(33,892,398)	(33,892,398)
Other comprehensive loss for the period	—	—	—	(661,094)	—	(661,094)
Balance, December 31, 2021	99,377,349	$224,819,592	$30,881,425	$(3,519,185)	$(67,118,790)	$185,063,042

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

1.Nature of operations

Sigma Lithium Corporation (formerly Sigma Lithium Resources Corporation) (the “Company”) is a mineral processing and development company incorporated under the Canada Business Corporations Act. The Company changed its name from Sigma Lithium Resources Corporation to Sigma Lithium Corporation on June 29, 2021, after receiving approval from shareholders at the 2021 Annual General Meeting. On September 13, 2021, the Company’s common shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SGML”. Concurrent with the listing on Nasdaq, the common shares ceased to be quoted on the Over-the-Counter QB and the symbol under which the common shares are traded on the TSX Venture Exchange (the “TSXV”) was also changed to SGML. The head office of the Company is at Suite 2200, 885 West Georgia Street, Vancouver, British Columbia, V6E 3E8.

These consolidated financial statements are presented in Canadian dollars and include the Company’s wholly-owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned Brazil-incorporated subsidiary Sigma Mineração S.A. (“Sigma Brazil”).

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region in the State of Minas Gerais, Brazil (together, the “Lithium Properties”).

2.Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis and are presented in Canadian Dollars except when otherwise indicated. They have been prepared on a going concern basis on the assumption that the Company will continue to operate for the next 12 months and foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

3.Significant accounting policies

(a)Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective for the Company’s reporting for the period ended December 31, 2021. The Company’s Board of Directors  (the “Board”) approved these consolidated financial statements on April 1, 2022.

(b)Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

3.Significant accounting policies (continued)

(c)Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company, Sigma Holdings (which is 100% owned by the Company) and Sigma Brazil (which is 100% owned by Sigma Holdings).

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns.

The results of subsidiaries acquired or disposed of during the years presented are included in the consolidated statements of comprehensive loss from the effective date of control and up to the effective date of disposal or loss of control, as appropriate. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

(d)Foreign currencies

The functional currency of the parent company is the Canadian Dollar and is the Brazilian Reais for Sigma Brazil, as determined by management. The Canadian Dollar is the currency in which it presents these consolidated financial statements.

Transactions in currencies other than the functional currency of an entity are recorded at exchange rates prevailing on the dates of the transactions. Exchange gains and losses arising on the translation of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of comprehensive loss. Non-monetary items that are measured at historical cost are translated using the exchange rates at the date of the transaction.

The results and financial position of entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	Assets and liabilities for each statement of financial position date presented are translated at the closing rate at the date of that statement of financial position.
●	Income and expenses for each income statement are translated at average exchange rates for the period; and
●	All resulting exchange differences are recognized in other comprehensive loss.

(e)Financial instruments

Recognition

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

3.Significant accounting policies (continued)

(e)Financial instruments (continued)

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-off occurs when the Company has no reasonable expectations of recovering the contractual cash flows of a financial asset.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

●	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive loss (“FVTOCI”); and,
●	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive loss (which designation is made as an irrevocable election at the time of recognition).

After initial recognition at fair value, financial liabilities are classified and measured at either:

●	amortized cost.
●	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required (for items such as instruments held for trading or derivatives); or,
●	FVTOCI, when the change in fair value is attributable to changes in the Company’s credit risk.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as amortized cost are included in the fair value of the instrument on initial recognition.

Transaction costs for financial assets and financial liabilities classified as fair value through profit or loss are expensed in profit or loss.

The Company’s financial assets consist of cash and other receivables, which are classified as amortized cost. The Company’s financial liabilities consist of accounts payable, other liabilities, revolving credit facility and note payable, which are classified and subsequently measured at amortized cost using the effective interest method.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

3.Significant accounting policies (continued)

(e)Financial instruments (continued)

All financial instruments recognized at fair value in the statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

●	Level 1 – Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.
●	Level 2 – Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.
●	Level 3 – Valuation techniques with significant unobservable market inputs.

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

(f)Cash

Cash in the consolidated statement of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

(g)Exploration and evaluation expenditures

The Company is in the exploration and development stage with respect to its investment in certain mineral properties and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

The carrying value of the Company’s exploration and evaluation assets is assessed for impairment when indicators of such impairment exist. Indicators may include the loss of the right to explore in the area; the Company deciding not to continue exploring or incurring substantial additional expenditures on the project; or it being determined that the carrying amount of the project is unlikely to be recovered by its development or sale. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any. The recoverable amount is determined as the higher of the fair value less costs of disposal for the asset and the asset’s value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

3.Significant accounting policies (continued)

(h)Valuation of Exploration and Evaluation expenditures

Impairment is determined on an asset by asset basis, whenever possible. If it is not possible to determine impairment on an individual asset basis, impairment is considered on the basis of a cash generating unit (“CGU”). CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other group of assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is charged immediately to the statement of comprehensive loss so as to reduce the carrying amount to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of comprehensive loss.

(i)Property, plant and equipment

Equipment is carried at cost, less accumulated depreciation, and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is recognized based on the cost of an item of equipment, less its estimated residual value, over its estimated useful life at the following rates:

Detail	Percentage	Method
Vehicle	20%	Straight line
Building	4%	Straight line
Fixtures	10%	Straight line
Machinery	10%	Straight line
Furniture	10%	Straight line
Pilot plant	10%	Straight line

An asset’s residual value, useful life and depreciation method are reviewed, and adjusted if appropriate, on an annual basis.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

3.Significant accounting policies (continued)

(i)Property, plant and equipment (continued)

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on a disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of comprehensive loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Assets under construction

Assets under construction are capitalized as work-in-progress until the asset is available for use. The cost of work-in- progress includes cost transferred from Exploration and Evaluation assets and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on mineral properties in the development stage are included in the carrying amount of the development project in assets under construction. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred during the development stage until the asset is ready for its intended use are capitalized.

Assets under construction are not depreciated. When an asset becomes available for use, its costs are transferred from assets under construction into the appropriate asset classification such as mineral properties, buildings, machinery, fixture, and plant. Depreciation commences once the asset is complete and available for use.

Valuation of Property, plant and equipment

Property, plant and equipment are assessed for impairment indicators at each reporting date or when an impairment indicator arises if not at a reporting date. Impairment indicators are evaluated and, if considered necessary, an impairment assessment is carried out. If an impairment loss is identified, it is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use. In assessing fair value, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

3.Significant accounting policies (continued)

(j)Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(k)Share-based payment transactions

The fair value of share-based payments related to options is measured at grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of shares issuable in respect of options that are expected to vest.

Share-based payments that are subject to market-based conditions consider the market-based condition in the valuation on the grant date. Compensation expense is not adjusted if the market condition is not met, so long as the requisite service is provided. Compensation expense is recognized over the vesting period which is based on the estimated date when the market-based condition will be achieved.

For share-based payments that are subject to performance-based conditions, the Company records compensation expense over the estimated service period once the achievement of the performance-based milestone is considered probable. At each reporting date, the Company assesses whether achievement of a milestone is considered probable and, if so, records compensation expense based on the portion of the service period elapsed to date with respect to that milestone, with a cumulative catch-up, net of estimated forfeitures. The Company will recognize remaining compensation expense with respect to a milestone, if any, over the remaining estimated service period.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

Under the Company’s equity incentive plan (the “Equity Incentive Plan”), selected participants are granted stock options (“Options”) and/or restricted share units (“RSUs”), where each RSU represents the right to receive one common share upon expiration of any applicable restricted period (vesting). RSUs are measured at fair value on the grant date. Such equity-settled share-based payment transactions are not remeasured once the grant date’s fair value has been determined. The RSU compensation expense is recognized on a straight-line basis over the vesting period using a graded amortization schedule, with a corresponding charge to contributed surplus.

Compensation expense for RSUs incorporates an estimate for expected forfeiture rates based on historical forfeitures.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

3.Significant accounting policies (continued)

(l)Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future where the timing of the reversal of the temporary differences can be controlled by the parent. In addition, deferred tax is not recognized for temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, a deferred tax asset is not recognized.

(m)Asset retirement obligation

Mining processing activities normally give rise to legal or constructive obligations for environmental rehabilitation and the decommissioning of facilities. These activities can include, among others, removal or treatment of waste materials and land rehabilitation, according to compliance with and monitoring of environmental regulations. The extent of costs associated with retirement of assets are conditioned on the requirements of authorities and environmental policies.

The estimated costs for this provision reflect the risks and probabilities of alternative estimates of future cash flows required to settle the obligation at each operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work. This provision is updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in property, plant and equipment and depreciated over the expected economic life of the operation to which it relates.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

3.Significant accounting policies (continued)

(n)Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential issuances of common shares.

(o)Leases and right-of-use assets

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, except for:

●	Leases of low value assets;
●	Leases with a duration of twelve months or less; and
●	Leases to explore for minerals, oil, natural gas, or similar non-regenerative resources.

A right-of-use (“ROU”) asset and lease liability is recognized at the lease commencement date.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The Company presents ROU assets within property, plant and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

(p)Deferred revenue

The Company entered into the binding heads of agreement with Mitsui & Co. Ltd. (“Mitsui”) for the pre-payment offtake of spodumene concentrate, as explained in note 9. The Company recognized advanced consideration as deferred revenue and will recognize the amounts in revenue as it satisfies its performance obligation to deliver spodumene concentrate to the customer over the life of the contract.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

3.Significant accounting policies (continued)

(q)Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates:

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, relate to, but are not limited to, the following:

●	The inputs used in accounting for share-based payment transactions, including warrants.

Critical accounting judgments:

●	Transition from the exploration and evaluation stage to the development stage Judgment is required in determining when an exploration and evaluation project has demonstrated technical feasibility, commercial viability and transitions from the exploration and evaluation stage to the development stage. In assessing the technical feasibility and commercial viability of an asset or CGU, the estimated operating results and net cash flows are determined by estimating the expected future revenues and costs, including the future production costs, capital expenditures, site closure and environmental rehabilitation costs. The estimated net cash flows include cash flows expected to be realized from the extraction, processing and sale of proven and probable reserves as well as mineral resources when there is a high degree of confidence in the economic extraction of those resources
●	Management applied judgment in determining the functional currency of the Company as the Canadian Dollar and its subsidiary to be the Brazilian Reais, based on the facts and circumstances that existed during the period;
●	Management’s judgment of its obligations for the restoration, rehabilitation, and environmental remediation, of the areas it is exposed to based on the facts and circumstances that existed during the period;

(r)New standard and interpretations

●	New International Financial Reporting Standards not yet adopted

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

3.Significant accounting policies (continued)

(r)New standard and interpretations (continued)

Standards	Description	Effective on

Property, Plant and Equipment: Proceeds before Intended Use - Amendments to IAS 16

The amendments prohibit a company from deducting plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use from the cost of property. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

January 1, 2022, retrospective application with specific rules

Classification of Liabilities as Current or Non-current - Amendments to IAS 1	The amendments establish requirements for the classification of a liability as current or noncurrent	January 1, 2023, retrospective application.

Definition of Accounting Estimates – Amendments to IAS 8

According to the amendments to IAS 8, the definition of “change in accounting estimate” no longer exists. Instead, a definition was established for the term “accounting estimates”: monetary values in the financial statements that are subject to measurement uncertainty.

January 1, 2023, prospective application

Regarding the amendments effective as of January 1, 2022, according to the assessment made, the Company estimates that there will be no significant impact with the initial application on its consolidated financial statements. As for the amendments that will be effective as of January 1, 2023, the Company is assessing the impacts that they will have on the financial statements and is unable to make a reasonable estimation of these impacts at this stage.

4.	Cash

Cash includes cash and immediately redeemable deposits as follows:

	December 31,	December 31,
	2021	2020
Cash	$154,305,044	$13,543,024
Total Cash	$154,305,044	$13,543,024

5.	Prepaid expenses and other assets

	December 31,	December 31,
	2021	2020
Current
Prepaid land lease	$11,504	$12,055
Prepaid expenses	330,186	175,840
Sales tax receivable	467,709	313,803
Other assets	—	1,722
Total Current	$809,399	$503,420
Non-current - Prepaid Land Lease	92,193	111,098
Total Prepaid expenses and other assets	$901,592	$614,518

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

6.	Property, plant and equipment

				Machinery &	Assets Under		Right-of-use
Cost	Vehicle	Furniture	Building	Fixture	Construction	Pilot plant	assets	Total
Balance, December 31, 2019	$7,735	$54,420	$16,054	$406,716	$—	$277,049	$344,300	$1,106,274
Additions	—	1,848	—	—	—	—	20,585	22,433
Cumulative translation adjustment	(1,847)	(14,845)	(3,834)	(95,394)	—	(61,670)	(71,719)	(249,309)
Balance, December 31, 2020	5,888	41,423	12,220	311,322	—	215,379	293,166	879,398
Additions	48,261	10,202	—	12,497	7,034,228	—	13,306	7,118,494
Transfers (notes 3 and 7)	—	—	—	—	22,071,906	—	—	22,071,906
Fixed Assets Paid in Advance	—	—	—	—	1,775,363	—	—	1,775,363
Asset Retirement cost	—	—	—	—	161,914	—	—	161,914
Cumulative translation adjustment	(1,042)	(2,861)	(803)	(20,628)	(986,790)	(31,840)	(30,466)	(1,074,430)
Balance, December 31, 2021	$53,107	$48,764	$11,417	$303,191	$30,056,621	$183,539	$276,006	$30,932,645

					Assets Under		Right-of-use
Accumulated Depreciation/Amortization	Vehicle	Furniture	Building	Machinery	Construction	Pilot plant	assets	Total
Balance, December 31, 2019	$942	$6,537	$8,276	$71,798	$—	$18,510	$41,458	$147,521
Depreciation	1,248	4,389	518	32,179	—	20,814	17,135	76,283
Cumulative translation adjustment	(326)	(1,986)	(2,027)	(20,271)	—	(6,104)	—	(30,714)
Balance, December 31, 2020	1,864	8,940	6,767	83,706	—	33,220	58,593	193,090
Depreciation	3,229	4,377	463	30,937	—	18,607	17,621	75,234
Cumulative translation adjustment	(166)	(647)	(451)	(5,921)	—	(2,436)	(15,224)	(24,845)
Balance, December 31, 2021	$4,927	$12,670	$6,779	$108,722	$—	$49,391	$60,990	$243,479

Net Book Value
Balance, December 31, 2020	$4,024	$32,483	$5,453	$227,616	$—	$182,159	$234,573	$686,308
Balance, December 31, 2021	$48,180	$36,094	$4,638	$194,469	$30,056,621	$134,148	$215,016	$30,689,166

Assets Under Construction

During the year ended December 31, 2021, the project’s Xuxa deposit (the “First Mine”) has transitioned from the exploration and evaluation stage (under IFRS 6) to the development stage and, as a result, $22,071,906 of the exploration and evaluation expenditures were transferred from exploration and evaluation assets to property, plant and equipment An impairment test was performed using a lithium price of US$ 750.00 per ton, an exchange rate of BRL 5.20/US$1.00 and a discount rate of 8%, which resulted in no impairment. The First Mine forms part of the Grota do Cirilo cash generating unit that also includes assets in the exploration and evaluation stage.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

6.Property, plant and equipment (continued)

Royalty

The Company is subject to the following third-party royalties:

(a)	a royalty (“Amilcar Royalty Agreement”) of 1% over the gross revenues of the Company from sales of minerals extracted from the Lithium Properties, less all taxes and costs incurred in the process of extraction, production, processing, treatment, transportation, and commercialization of the products sold (“Net Revenues”). Sigma Brazil has the option to repurchase the Amilcar Royalty Agreement, exercisable at any time, for US$3,800,000. The holder (currently Amilcar de Melo Afgouni (“Amilcar”)) has the option to require the repurchase of the Amilcar Royalty Agreement for the same price, exercisable: (i) if Sigma Brazil enters into commercial production and reaches the of producing 40,000 tonnes of lithium concentrate per year; or (ii) if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in Sigma Brazil on a fully diluted basis; and
(b)	a royalty (currently held by LRC LP I) of 1% of Net Revenues from sales of minerals extracted from the Lithium Properties
7.	Exploration and evaluation assets

The Company has mineral properties in the exploration and evaluation stage with respect to its mineral properties and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

A summary of exploration costs is set out below:

	2021	2020
Opening balance as of January 1,	$18,354,148	$19,388,092
Personnel costs (a)	2,769,139	933,045
Geological costs	2,492,312	292,701
Drilling	4,753,901	47,578
Environmental Consulting	194,181	321,710
Environmental Payments	305,050	204,828
Development/Engineering services	707,387	3,501
Other	191,674	62,081
Cumulative translation adjustment	187,626	(2,899,388)
Transfer to property, plant and equipment (note 6)	(22,071,906)	—
Closing balance as of December 31,	$7,883,512	$18,354,148

(a) The personnel costs include $1,652,741 related to RSUs during the year ended December 31, 2021 (year ended December 31, 2020 - $470,032).

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

8.	Revolving credit facility

On November 29, 2019, the Company entered into a US$5,000,000 unsecured revolving credit facility (the “A10 Credit Facility”) with A10 Serviços Especializados de Avaliação de Empresas Ltda (”A10 Advisory”) (a related party – note 12). The A10 Credit Facility bore interest at 11% per annum, calculated in US Dollars from the day funds were drawn. The A10 Credit Facility was subject to a commitment and disbursement fee of 0.65% and a due diligence fee of 0.65% of the committed amount, which was offset against any interest payable on funds drawn. This credit facility had a one-year term, due on November 29, 2020 which was to be the repayment date for all funds drawn. Each draw on the A10 Credit Facility was subject to A10 Advisory approval.

On November 28, 2020 and on May 29, 2021 A10 Advisory agreed to extend the maturity date by six and three months respectively, without any penalties or additional charges.

During 2021, the Company repaid the amounts owing on the A10 Credit Facility of $2,755,906 (including interest).

December 31,	2021	2020
Principal (a)	$—	$2,454,882
Accrued interests and fees (b)	—	228,998
Total credit facility liability	$—	$2,683,880

(a) The amount in contractual currency was US$ nil (December 31, 2020 - US$1,925,700)

(b) The amount in contractual currency was US$ nil (December 31, 2020 – US$179,634)

9.	Deferred revenue

On March 26, 2019, the Company entered into a binding heads of agreement with Mitsui under which Mitsui would  prepay the Company US$30,000,000 in anticipation of revenue for the right to purchase 80,000 tons of battery grade lithium concentrate annually (the “Mitsui Pre-Payment”) for a floating price set by Asia Metals spot over six years, extendable for another five years at the option of Mitsui.

An initial tranche payment of US$3,000,000 ($4,007,100) was received by the Company on April 4, 2019, while the receipt of the remaining tranches is subject to certain conditions, including the execution of related definitive offtake agreements with Mitsui and other customary conditions.

Other than the initial tranche payment described above, the Company did not request or receive any funds from Mitsui in 2020 or in 2021.

10.Note payable

The note payable due to Arqueana Empreendimentos e Participações S.A. (“Arqueana”) is denominated in Brazilian Reais and subject to interest in Brazilian Reais as per the monthly variation of the CDI (the Brazilian Interbank rate) from December 11, 2017 to the due date of their respective payments. Interest on overdue payments accrues at 1% per month plus a 10% penalty.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

10.Note payable (continued)

	2021	2020
Opening balance as of January 1,	$2,204,045	$3,883,733
Accretion (adjustment to present value)	36,665	167,477
Interest	17,990	98,831
Fair value adjustment (gain)	—	(29,052)
Unrealized foreign exchange gain	(112,997)	(890,992)
Repayment of Interest	(273,882)	(125,176)
Repayment	(1,601,696)	(900,776)
Closing balance as of December 31,	$270,125	$2,204,045

The following payment schedules due at December 31,2021 are as follows:

		Canadian
		equivalent to	Carrying value
	Reais	Reais	December 31,
Due date	(undiscounted)	(undiscounted)	2021
March 28, 2022	1,000,000	229,153	$270,125
Carrying value - Current	—	—	$270,125

Carrying value
December 31,
Carrying value	2020
Current	$1,941,349
Long-term	262,696
$2,204,045

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

11.Lease liability

The lease liability is related to land leases of surface properties owned by Miazga Participações S.A., (“Miazga”), a related party and Arqueana, a related party, (note 12) and housing leases owned by third parties. The lease liability was measured at the present value of the lease payments. The lease payments were discounted using a weighted average interest rate of 11.33% (2020: 11.33%) which was determined to be the Company’s incremental borrowing rate. The continuity of the lease liability is presented in the table below:

Lease liability of December 31, 2019	$313,690
Additions	20,585
Interest expense	27,465
Lease payments	(35,231)
Cumulative translation adjustment	(74,310)
Lease liability of December 31, 2020	252,199
Additions	15,582
Interest expense	26,931
Lease payments	(32,893)
Cumulative translation adjustment	(17,427)
Lease liability of December 31, 2021	244,392

As of December 31, 2021
Lease obligations	244,392
Less current portion	27,571
Non-current portion	$216,821

Maturity analysis – contractual undiscounted cash flows

As at December 31, 2021
Less than one year	$36,936
Year 2	36,936
Year 3	36,936
Year 4	36,936
More than 5 years	369,036
Total contractual undiscounted cash flows	$516,780

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

12.Related party transactions

The company’s related parties include:

Related Party	Nature of relationship

A10 Group

A10 Group is composed of A10 Advisory and A10 Investimentos Fundo De Investimento De Acoes - Investimento No Exterior (“A10 Fund”). Both companies are owned by one Co-CEO and a director of the Company.

Miazga	Miazga Participações S.A is a land administration company in which the two Co-CEOs of the Company have an indirect economic interest.

Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which the two Co-CEOs of the Company have an indirect economic interest.

Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

(a)Transactions with related parties

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party.

Cost sharing agreement (“CSA”): The Company has a CSA with A10 Advisory where A10 Advisory is reimbursed for secondment staff 100% allocated to the Company, including legal, financial and business development personnel and 50% of shared secretarial administrative personnel.

Revolving credit facility: The Company has a revolving credit facility agreement with A10 Advisory which allows the Company to raise short-term financing debt increasing its liquidity (note 8). This revolving credit facility was fully repaid on August 29, 2021.

Leasing Agreements: The Company has land lease agreements with Miazga and Arqueana. Part of these leases gets offset by the prepaid land lease (note 5 and 11).

Note Payable: The Company owes a note payable to Arqueana (note 10).

Commission fees: The Company has an agreement with A10 Advisory for acting as the financial advisor to locate equity investors in non-brokered private placements, conducted as part of a consortium of financial advisors. The Company paid finders’ fee of up to 7% of the gross proceeds received from these investors (note 13)

12.Related party transactions (continued)

(b)Outstanding balances and expenses

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

Year ended December 31,	2021			2020
		Accounts			Accounts
	Pre-	Payable/	Expenses/	Pre-	Payable/	Expenses/
	payments	Debt	Payments	payments	Debt	Payments

A10 Advisory
CSA	$—	$—	$188,891	$—	$—	$126,189
Revolving credit facility	—	—	2,755,906	—	2,683,880	228,997
Commission fees	—	—	8,317,062	—	—	948,573
Warrants	—	—	826,584	—	—	—

Miazga
Lease agreements	—	81,956	49,653	—	82,514	53,757
Prepaid land lease offset	103,697	—	11,532	123,153	—	10,873

Arqueana
Lease agreements	—	168,296	1,390	—	169,686	26,404
Note payable	—	270,125	1,933,920	—	2,204,045	653,736

Management and Directors
Travel cost reimbursement	$—	$—	$—	$—	$72,127	$—

(c)	Key management personnel:

The compensation paid or payable to key management for employee services is shown below:

Year ended December 31,	2021	2020
Stock-based compensation, included in general and administrative expenses	$20,871,739	$248,205
Salaries, benefits and director´s fees, included in general and administrative expenses	1,115,778	303,679
Salaries, benefits and stock-based compensation capitalized in exploration and evaluation assets	5,513	765,255
Total Compensation	$21,993,030	$1,317,139

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

13.Asset retirement obligation

The asset retirement provision relates to the cost to recover the land that has been disturbed as a result of the commencement of the First Mine project preparation. The balance of the provision is shown below:

	December 31,	Additions			Foreign	December 31,
	2020	(reversals)	Accretion	Payments	exchange	2021
Asset retirement provision	—	$161,914	—	—	—	$161,914

Less: Current portion	—
Non-current portion	$161,914

14.Share capital

a)Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued by the Company:

	Common
	shares (#)	Amount
Balance, January 1st, 2021	77,782,757	$53,910,946
Private placement (2) (3)	21,179,592	178,701,110
Cost of private placement (2) (3)	—	(9,015,180)
Agents warrants issued	—	(873,121)
Exercise of RSUs (note 20)	385,000	1,917,300
Exercise of warrants (note 15)	30,000	178,537
Balance, December 31, 2021	99,377,349	$224,819,592

	Common
	shares (#)	Amount
Balance, January 1, 2020	68,878,891	$36,190,313
Private placement (1)	8,285,200	17,813,180
Cost of private placement (1)	—	(1,416,946)
Exercise of RSUs (note 19)	618,666	1,324,399
Balance, December 31, 2020	77,782,757	$53,910,946

(1) On August 13, 2020, the Company completed a non-brokered private placement of 8,285,200 common shares at a price of $2.15 per share for aggregate gross proceeds of $17.8 million. In connection with the offering, the Company paid aggregate placement agent fees of $1,242,727. In connection with this offering A10 Advisory, a related party (note 12) who was part of the Company’s financial advisors engaged in such non-brokered private placement, received $948,573 of such placement agent fees.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

14.Share capital (continued)

(2)  On February 12, 2021, the Company completed a non-brokered private placement of 9,545,455 common shares at a price of $4.40 per share for aggregate gross proceeds of $42 million.In connection with the offering, the Company paid aggregate placement agent fees of $2,619,845 and issued 562,860 Common Share purchase warrants having an exercise price of $4.40 per share and exercisable until February 12, 2022. These warrants were exercised on February 11, 2022. In connection with this offering A10 Advisory, a related party (note 12) who was part of the Company’s financial advisors engaged in such non-brokered private placement, received $2,344,584 of such placement agent fees and 532,860 of such common share purchase warrants.

(3) On December 23, 2021, the Company completed a non-brokered private placement of 11,634,137 common shares at a price of $11.75 per share for aggregate gross proceeds of $136.7 million. In connection with the offering, the Company paid placement agent fees of $5,972,478 to A10 Advisory, a related party (note 12) who was the Company’s financial advisors engaged in such non-brokered private placement.

15.	Net loss per common share

The calculation of basic and diluted loss per share for the year ended December 31, 2021 was based on the loss attributable to common shareholders of $33,892,398 (year ended December 31, 2020 - loss of $1,548,191) and the weighted average number of common shares outstanding of 86,586,505 - (year ended December 31, 2020 of 72,222,861). Diluted loss per share for each of the periods presented did not include the effect of RSU’s, stock options and warrants as they are anti-dilutive.

16.	Warrants

During the year ended December 31, 2021, warrants were exercised for proceeds of $132,000 .

As at December 31,2021, the Company had a total of 532,860 warrants outstanding.

The following table shows the continuity of warrants during the year:

	Warrants	Weighted average
	outstanding	Exercise price
Balance, December 31, 2019	248,352	$2.00
Expired	(248,352)	2.00
Balance, December 31, 2020	—	—
Issued (1)	562,860	4.40
Exercise of warrants	(30,000)	4.40
Balance, December 31, 2021	532,860	$4.40

The following warrants are outstanding as at December 31,2021.

Expiry date	Exercise price	Number of Warrants
February 12, 2022	$4.40	532,860

(1) The fair value of the 562,860 Common Share purchase warrants of $873,121 was estimated using fair value method at the date of the grant. For this calculation the Company used the Black-Scholes option pricing model calculation with the following inputs: the market price on valuation date of $4.40; expected dividend yield of 0%; expected volatility of 66.61% using the historical price history of the Company; risk-free interest rate of 0.17%; and an expected average life of one year.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

17.Financial risk management

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate risk, foreign currency risk and price risk).

The fair values of cash, accounts payable, and note payable approximate their carrying values due to the short term to maturity of these financial instruments.

(i)Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash.

(ii)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company’s financial obligations consist of accounts payable, contractual lease payments and note payable. The maturity analysis of financial liabilities as at December 31, 2021 is as follows:

	one year	1-3 years	3-5 years	5 years	Total
Accounts payable and other liabilities	$3,593,832	$—	$—	$—	$3,593,832
Lease liabilities	27,711	48,597	46,081	122,003	244,392
Note payable	270,125	—	—	—	270,125

(iii)Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

17.Financial risk management (continued)

(iii)Market risk (continued)

(a)Interest rate risk

The Company has cash balances. The Company’s policy is to invest surplus cash in high yield savings accounts with a Canadian chartered bank with which it keeps its bank accounts.

The Company also has debt instruments, as disclosed in note 10. The debt instruments as of December 31, 2021 and December 31, 2020 are exposed to interest as per the CDI (Brazilian Interbank rate).

(b)Foreign currency risk

The Company’s functional and presentation currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company also has significant balances in Brazilian Reais and United States dollars that are subject to foreign currency risk as follows:

Balance, December 31,		2021	2020
Brazilian Reais
Current assets	Reais	4,279,062	1,169,783
Current liabilities	Reais	(10,286,288)	(3,589,600)
United States Dollar
Cash	USD	67,088,680	10,613,332

Cash	December 31, 2021		December 31, 2020
	Amount in	Equivalent	Amount in	Equivalent
	denominated	Amount	denominated	Amount
Denominated Currencies:	currency	in Canadian$	currency	in Canadian$

Deposits in Brazilian Reais	3,050,962	$699,288	16,811	$4,124
Deposits in United States Dollars	67,088,680	84,759,838	10,613,332	13,529,876
Total Cash	—	$85,459,126	—	$13,534,000

●	The Company is exposed to foreign currency risk on fluctuations related to cash, receivables and accounts payable and other liabilities denominated in Brazilian Reais and US dollars.
●	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect the Company’s Consolidated Statements of Comprehensive Loss by approximately $138,000 with all other variables held constant.
●	Sensitivity to a plus or minus 10% change in the foreign exchange rate of the US dollar compared to the Canadian dollar would affect The Company’s Consolidated Statements of Comprehensive Loss by approximately $8,581,000 with all other variables held constant.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

18.	Capital management

The Company manages its capital with the following objectives:

●	To ensure sufficient financial flexibility to achieve the ongoing business objectives, including funding of future growth opportunities, and pursuit of accretive acquisitions; and
●	To maximize shareholder, return through enhancing the share value.

The Company monitors its capital structure and adjusts according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive loss and deficit, which at December 31, 2021 totaled $186,109,626 (December 31, 2020 $21,757,348).   The Company’s capital management objectives, policies and processes remained unchanged during the year ended December 31, 2021.

19.General and administrative expenses

Year ended December 31,	2021	2020
Salaries and benefits	1,232,122	316,139
Legal	614,944	80,284
Travel	143,329	49,416
A10 Advisory - Cost Sharing Agreement	185,167	126,189
Business development and investor relations	1,243,828	392,410
Accounting	106,098	76,230
Auditing	926,708	82,283
Insurance	379,560	30,409
Financial Expenses	37,109	21,417
Interest and Tax	115,476	—
Other	616,338	47,128
General and Administrative Expenses	$5,600,679	$1,221,905

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

20.Restricted share units

The Company’s Board of Directors has adopted the Equity Incentive Plan. The Equity Incentive Plan received majority (and majority of disinterested) shareholder approval in accordance with the policies of the TSXV at the annual and special meeting of the Company’s shareholders held on June 28, 2019. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Number of RSUs
Balance , December 31, 2019	2,146,000
Canceled	(840,000)
Exercised	(618,666)
Balance, December 31, 2020	687,334
Granted (1) (2) (3)	8,120,333
Exercised	(385,000)
Balance, December 31, 2021	7,735,333
(1)	On March 4, 2021, the Board approved the grant of 1,381,333 RSUs to key employees, directors and designated service providers of the Company.
(2)	On September 3, 2021, the compensation committee granted 739,000 fully vested RSUs to directors of the Company.
(3)

On September 8, 2021, the Board granted an aggregated 5,000,000 RSUs to the Co-CEOs of the Company (2,500,000 RSUs to each Co-CEOs).5,000,000 of the RSUs granted to the Co-CEOs (being 2,500,000 of the RSUs granted to a Co-CEO) will vest in four tranches upon the achievement of specified market capitalization targets as follows:

Tranche	Number of RSUs	Market Conditions Vesting Milestones
i.	1,000,000	Increase of market cap to C$ 1.3 Billion
ii.	1,000,000	Increase of market cap to C$ 1.55 Billion
iii.	1,000,000	Increase of market cap to C$ 1.8 Billion
iv.	2,000,000	Increase of market cap to C$ 2 Billion
	5,000,000

An additional aggregate 1,000,000 RSUs will vest (500,000 RSUs per Co-CEO) upon approval by the Board of Directors of the plan to achieve a net zero carbon target and its subsequent successful execution.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

20.Restricted share units (continued)

These RSUs contain a market condition, and therefore the Company has used a Monte Carlo Simulation methodology to determine the grant date fair value of the RSUs which incorporated the following assumptions:

Risk-free rate	0.85%
Expected equity volatility	60%
Share price	10.25
Expected dividend rate	0.00%
Probability of success	33.88% - 61.42%

The expense for these RSUs have been valued based on the Company’s share price at the grant date.

Total stock-based compensation for the year ended December 31, 2021, was $28,041,256 (December 31, 2020 - $815,003).

21.	Stock options

Movements in stock options are summarized below:

	Number of stock	Weighted average
	options	exercise price
Balance, December 31, 2020, and December 31, 2021	50,000	$2.23

The following table reflects the stock options issued and outstanding as of December 31, 2021:

		Weighted average		Number of
		remaining	Number of	Options	Grant date
	Exercise	exercisable	options	Vested	(exercisable)
Expiry date	price ($)	life (years)	outstanding	(exercisable)	fair value
August 28, 2028	2.23	6.66	50,000	30,000	$100,200

These options vest in 5 tranches, being 20% on each anniversary of the grant date

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

22.Income tax

A reconciliation between income tax expense and the product of accounting profit (loss) multiplied by the Company’s statutory tax rate is provided below:

Year ended December 31,	2021	2020
Loss before Income Tax	$(33,892,398)	$(1,548,191)
Statutory Tax Rate	27%	27%
Expected income tax recovery based on statutory rate	(9,150,947)	(418,011)
Impact of foreign income tax rate differential	(113,448)	(28,084)
Permanent differences	7,130,189	(100,053)
Non deductible expenses	—	(16,082)
Tax benefits not recognized	2,134,206	562,230
Income tax expense (recovery)	$—	$—

Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax assets

Deferred tax assets are recognized for the carry-forward or unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized.

Gross deductible temporary differences have not been recognized in respect of the following items:

December 31,	2021	2020
Share issue costs and property and equipment	$8,433,688	$1,895,177
Loss carryforward - Canada	14,583,400	5,727,289
Loss carryforward - Brazil	7,340,942	5,298,377
Other Assets	67,693	—
	$30,425,723	$12,920,843

(b)	Non-capital losses

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Amount	Expiry date
Canada	14,640,244	2037 and 2040
Brazil	7,340,942	indefinite

The tax loss carry forward in Brazil can be carried forward indefinitely, however only 30% of taxable income in one year can be applied against the loss carry-forward balance.

Sigma Lithium Corporation

(Formerly Sigma Lithium Resources Corporation)

Notes to the Consolidated Financial Statements

Years Ended December 31, 2021 and 2020

(Expressed in Canadian Dollars, unless otherwise indicated)

22.Income tax (continued)

Deferred Tax Assets and Liabilities (continued)

(c)	Recognized deferred tax assets (liabilities)

The following table summarizes the type of recognized deferred tax assets and liabilities:

December 31,	2021	2020
Non-capital losses carried forward	$15,348	$—
Note Payable	(15,348)	—
	$—	$—

23.Events after the reporting period

In February 2022, the Company received from A10 Advisory $2,344,584 regarding the conversion of 532,860 warrants into 532,860 common shares at an exercise price of $4.40 per share.

In March 2022, the Company paid the last installment to Arqueana on the note payables agreements of (R$1.238.814) $324,492 (including interest).